SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Endologix, Inc.

(formerly known as Radiance Medical Systems, Inc.)

_________________________
(Name of Issuer)

Common Stock, $.001 par value
________________________________
(Title of Class of Securities)

29266S106
_________________________
(CUSIP Number)

May 29, 2002
_________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

CUSIP No. 29266S106	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS C. R. Bard, Inc. I.R.S. IDENTIFICATION NUMBER 221454160
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,428,571
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,428,571
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,571
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12.	TYPE OF REPORTING PERSON CO

Item 1(a). Name of Issuer

Endologix, Inc. (formerly known as Radiance Medical Systems, Inc.)

Item 1(b). Address of Issuer's Principal Executive Offices

13900 Alton Parkway, Suite 122

Irvine, California 92618

Item 2(a). Name of Person Filing

C. R. Bard, Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence

730 Central Avenue

Murray Hill, New Jersey 07974

Item 2(c). Citizenship

New Jersey, USA

Item 2(d). Title of Class of Securities

Common Stock, $.001 par value

Item 2(e). CUSIP Number

29266S106

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),

Check Whether the Person Filing is a:

(a) Broker or dealer registered under Section 15 of the Exchange Act.

(b) Bank as defined in Section 3(a)(6) of Exchange Act.

(c) Insurance company as defined in Section 3(a)(19) of Exchange Act.

(d) Investment company registered under Section 8 of the Investment Company Act.

(e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) An employee benefit plan or endowment fund in accordance with Rule

13d-1(b)(1)(ii)(F).

(g) A parent holding company or control person in accordance with Rule

13d-1(b)(1)(ii)(G).

(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance

Act.

(i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

1,428,571 shares

(b) Percent of class:

5.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

1,428,571 shares

(ii) Shared power to vote or to direct the vote

0 shares

(iii) Sole power to dispose or to direct the disposition of

1,428,571 shares

(iv) Shared power to dispose or to direct the disposition of

0 shares

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on by the Parent Holding Company or Control

Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2002

By: Charlie P. Slacik /s/

Name: Charles P. Slacik

Title: Senior Vice President and

Chief Financial Officer